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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 ______________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF MARCH 2001


                                  PRIMACOM AG
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                                HEGELSTRASSE 61
                                  55122 MAINZ
                               011 49 6131 931000
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F (Check)               Form 40-F
                           -------                         ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                    No (Check)
                    ------                 ------

     If "yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):      .
                                             ------


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                                                                   PRIMACOM LOGO

                              APPROVED BY:   Paul Thomason
                                             Chief Financial Officer
                                             Tel.: (49) 6131-9310-101
FOR IMMEDIATE RELEASE
                                 CONTACTS:   Alexander M. Hoffmann
                                             Director Investor Relations
                                             Tel.: 49 6131/9310-150
                                             Fax: 49 6131/9310-149
                                             investor@primacom.de
                                             Company Web Site: www.primacom.de

                                             Morgan-Walke Associates
                                             Gordon McCoun, Eric Boyriven
                                             Media contact: Ann Marie Gaschler
                                             Tel.: 212 850-5600

                   PRIMACOM AND UPC COMBINE GERMAN BUSINESSES
         -- TOTAL SUBSCRIBERS GROW TO 1.9 MILLION, UPC BECOMES MAJORITY
                           SHAREHOLDER OF PRIMACOM --

MAINZ, GERMANY, AMSTERDAM, THE NETHERLANDS, MARCH 29, 2001 -- The Supervisory and Management Boards of PrimaCom AG (Neuer Markt Frankfurt, WKN 625910; Nasdaq:
PCAG) and United Pan-Europe Communications N.V. ("UPC")(Euronext Amsterdam: UPC,
Nasdaq: UPCOY) today announced that they have approved the combination of their German cable businesses.

Under the terms of the agreement, UPC will combine with PrimaCom its German subsidiary EWT/tss, representing approximately 570,000 cable TV subscribers, the TeleColumbus option received from Deutsche Bank, representing an estimated potential 530,000 additional cable TV subscribers, as well as its subsidiary B.V. Holding CAI located in Alkmaar, the Netherlands, representing approximately 42,000 subscribers. At year end PrimaCom reported 1,005,159 German cable TV subscribers and 296,538 subscribers in the Netherlands (Multikabel).

The transaction will create the third largest cable operator in Germany with approximately 1.6 million subscribers (excluding the subscribers that are subject to the TeleColumbus option). Of this subscriber base, approximately 355,000 and approximately 655,000 subscribers are in the regions Berlin/Brandenburg and Sachsen/Sachsen-Anhalt/Thueringen respectively, which represent estimated regional market shares of 18% and 35% respectively.

The company will also have the option to acquire from TeleColumbus approximately 530,000 estimated aggregate subscribers (472,000 equity subscribers). If the company were to exercise this right it would become the second largest cable operator in Germany, and its subscriber base in Berlin/Brandenburg and Sachsen/Sachsen-Anhalt/Thueringen would grow by approximately 280,000 and 214,000 aggregate subscribers respectively, increasing its estimated regional market shares to 33% and 47% respectively. This option agreement between Deutsche Bank and UPC, which was previously announced on 27 November 2000, is valid until 31 August 2001.

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                                                                          PAGE 2

PRIMACOM AND UPC COMBINE GERMAN BUSINESSES

The Alkmaar cable asset is located in the center of the footprint of PrimaCom's wholly owned subsidiary Multikabel, which is also headquartered in Alkmaar. As a result of the transaction, the company will have approximately 330,000 fully upgraded, two-way capable subscribers in the Netherlands.

EWT/tss generates approximately EUR 51(1) million of revenue and approximately EUR 22(1)(2) million of EBITDA. Alkmaar generates approximately EUR 4(3) million of revenues and approximately EUR 1(3) million of EBITDA. Combined with PrimaCom's revenues of EUR 148 million and EBITDA of EUR 65 million (assuming Multikabel was purchased on January 1, 2000), the combined equity will have pro forma revenues of EUR 203(4) million and EBITDA of EUR 88(4) million, before the realization of any merger synergies. Pro forma for the transaction the combined entity will have EUR 880 million of net debt.

The combination will be effected by way of the UPC assets being contributed into a German AG ("New PrimaCom") that is subsequently merged with PrimaCom, and which will replace the current PrimaCom listing on both the Frankfurt Stock Exchange and NASDAQ upon closing of the transaction. As such, current PrimaCom shareholders will exchange their 19.8 million shares in PrimaCom for 19.8 million newly issued shares in New PrimaCom. UPC will receive 11.1 million newly issued shares in New PrimaCom. In addition, approximately 8,000 Dutch subscribers currently owned by Multikabel will be transferred to UPC Nederland and New PrimaCom will acquire Alkmaar for approximately EUR 50 million in cash. Together with its existing 25% stake in PrimaCom, pro forma for the transaction UPC will hold a 52% stake in New PrimaCom. PrimaCom has also signed an affiliation agreement with chello, UPC's broadband Internet provider, with respect to its German footprint.

The initial Supervisory Board of New PrimaCom will be comprised of five existing members of PrimaCom's Board, acting as independent members, and four nominees from UPC. This will include Christian Schwarz-Schilling, PrimaCom's existing Supervisory Board Chairman, who will serve as the Chairman of New PrimaCom and Mark Schneider, Chairman and CEO of UPC will serve as Vice Chairman. PrimaCom's existing Management Board will remain in place.

The proposed transaction will be presented to PrimaCom's shareholders for approval at a shareholders meeting in August 2001. The proposed transaction is subject to various regulatory and other approvals. The parties expect the transaction to close in the third quarter of 2001.

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer of PrimaCom AG said: "We are very pleased to have entered into this agreement with UPC, and believe this is a very exciting transaction for the companies involved. By significantly increasing the scale and density of our subscriber base, the transaction will allow greater economic efficiency in the build out and upgrade of our digital platforms. We also believe that we will be able to recognize operating synergies in


(1) The EWT/tss numbers are unaudited estimates for 2000
(2) EWT/tss EBITDA has been adjusted for one-off employee bonuses totaling EUR 6.0 million
(3) The Alkmaar numbers are unaudited estimates for 2000
(4) Indicative pro forma numbers


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PRIMACOM AND UPC COMBINE GERMAN BUSINESSES                                PAGE 3

customer operations and additional synergies in future market activities. Financially, this transaction significantly increases our equity base, allowing us to more effectively execute on our strategy going forward. This transaction is a milestone in our IPO growth story and we will continue to play a role in the consolidation and upgrading of the German TV cable market. The cooperation with UPC and its affiliates will strengthen our product offerings. The affiliation agreement with chello should also allow us to achieve breakeven sooner on our high speed Internet access services and the bigger footprint will allow better take-up of Digital TV and interactive services from our digital platform in the city of Leipzig."

Mark Schneider, Chairman and CEO of UPC said: "We are delighted to form this partnership with PrimaCom, who we consider to be the most advanced cable operator in Germany. The fit with our German operations is excellent and this transaction significantly speeds up the delivery of the triple play of television, Internet and telephony to our German customers. The transaction will also allow PrimaCom to leverage off our significant investments to date in key areas such as, IT infrastructure and distribution technology, for example, our euroHITS satellite head-end technology and the Digital Media Centre. Finally we are also delighted to have added an additional 1.5 million German homes passed to the chello footprint. This transaction is consistent with our strategy of creating a stand-alone, self-funding German vehicle. The strategic and financial position of the combined entity will provide a strong platform for future development. We look forward to working with the highly experienced PrimaCom management team."

Dr. Christian Schwarz-Schilling, Chairman of PrimaCom AG said: "Bringing UPC's and PrimaCom's German cable activities together is the best thing for the future development of both companies in Germany. This is a major step in the consolidation process in the German cable TV market which will provide synergies and economies of scale that will allow PrimaCom to continue in its leadership position in bringing German cable customers state of the art interactive digital communication services."

NOTE: THERE WILL BE A WEBCASTED CONFERENCE HOSTED BY THE MANAGEMENT OF UPC AND PRIMACOM THIS AFTERNOON AT 17:30 H FRANKFURT TIME. TO FOLLOW THE CONFERENCE PLEASE GO TO THE WEBPAGE WWW.PRIMACOM.DE OR WWW.UPCCORP.COM.

ABOUT UPC: United Pan-Europe Communications N.V. (UPC) is one of the leading broadband communications companies in Europe. With headquarters in Amsterdam it is active in 17 countries in Europe and in Israel. Through its broadband networks UPC provides television, telephony, high-speed Internet access and programming services. UPC employs over 9,000 people. UPC's year end 2000 estimated consolidated Total Homes Passed was approximately 10 million, excluding announced acquisitions and minority interests. The number of basic cable TV subscribers on this basis was 6.5 million. In addition, UPC had 358,000 telephone subscribers, 343,000 Internet subscribers as well as 24,000 Digital Cable subscribers. Next to these cable based services, UPC's DTH (Direct To Home -- satellite) operations in Central Europe deliver television services to 474,000 subscribers.

UPC completed an IPO in February 1999 and its shares are traded on the Euronext Amsterdam (UPC) and NASDAQ (UPCOY). UPC is a consolidated subsidiary of UnitedGlobalCom, Inc. (NASDAQ: UCOMA).

ABOUT PRIMACOM (Neuer Markt, Frankfurt, PRC ID No. 625910 and Nasdaq PCAG) PrimaCom currently passes more than 1.8 million households and has approximately
1.3 million customers in Germany and the Netherlands. In Germany, PrimaCom has approximately 1 million customers, making it the fourth largest private network provider. Approximately 115,000 of its German homes passed have been fully upgraded to the latest broadband technology and are two way capable. A further 320,000 households are connected in the Netherlands; serving around 300,000 customers all of which are fully upgraded and two way capable. PrimaCom provides customers with

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PRIMACOM AND UPC COMBINE GERMAN BUSINESSES                               PAGE 4

analog and interactive multi-media services via its own broadband cable network. In Leipzig, Chemnitz, Magdeburg, Aschersleben, and Naumburg PrimaCom already offers 109,500 households attractive high speed Internet access at a flat rate. Leizig and the Netherlands are being served with approximately 80 digital TV programmes and other interactive services such as pay-per-view TV, and this is soon to be extended to other German cities. With the introduction of digital television PrimaCom has introduced a range of interactive services that use a set-top box as a platform. PrimaCom continues to grow its customers base an cable platform and continues to be one of the most advanced German cable TV operators and multi media service provider to private customers and small businesses.

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. UPC and PrimaCom base forward-looking statements on their reasonable beliefs, assumptions, and expectations regarding future events and conditions, including future economic performance, taking into account information currently available to them. The words, "will" and "expect", similar expressions, and references to future events or conditions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the outcomes and results expressed or implied in the forward-looking statements.

Some of the factors which could materially alter outcomes and results include:

  (bullet) General economic conditions
  (bullet) Industry-wide market factors, including competition
  (bullet) Capital expenditure requirements
  (bullet) Technological issues
  (bullet) Regulatory developments
  (bullet) Access to capital markets

Other information concerning factors that could cause actual outcomes and results to differ materially is included in UPC's and PrimaCom's 10-K, 10-Q and other filings with the U.S. Securities and Exchange Commission.

UPC and PrimaCom undertake no obligation to update the forward-looking statements.

THIS PRESS RELEASE CONCERNING IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE OFFER WILL BE MADE ONLY THROUGH A PROSPECTUS. IN CONNECTION WITH THIS PROPOSED TRANSACTION, [NEW PRIMACOM] WILL FILE A PROXY STATEMENT/REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION, OR "SEC" AND A PROSPECTUS WILL BE INCLUDED IN THAT REGISTRATION STATEMENT. OTHER MATERIALS RELATING TO THE MERGER WILL ALSO BE FILED WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. MATERIALS FILED ELECTRONICALLY WITH THE SEC WILL BE AVAILABLE ELECTRONICALLY WITHOUT CHARGE AT AN INTERNET SITE MAINTAINED BY THE SEC. THE ADDRESS OF THAT SITE IS HTTP//WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC WILL BE MAILED TO PRIMACOM SHAREHOLDERS AND MAY BE OBTAINED WITHOUT CHARGE FROM PRIMACOM UPON REQUEST. DOCUMENTS FILED WITH THE SEC WITH RESPECT TO THE TRANSACTION MAY BE OBTAINED FROM NEW PRIMACOM BY DIRECTING A REQUEST TO CHARLES BRACKEN, CHIEF FINANCIAL OFFICER OF UPC, 1 KNIGHTBRIDGE, LONDON SW1X 7UP OR PAUL THOMASON, CHIEF FINANCIAL OFFICER OF PRIMACOM [HEGELSTRASSE 61, D-55122 MAINZ, GERMANY].

THE IDENTITY OF PERSONS WHO MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" AND THE DESCRIPTION OF THEIR INTERESTS IS AVAILABLE IN THE SPECIAL MEETING PROXY STATEMENT ON SCHEDULE 144 TO BE FILED BY PRIMACOM.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRIMACOM AG

                                        By:    /s/ Paul Thomason
                                               ---------------------------------
                                        Name:  Paul Thomason
                                        Title: Member of the Management Board
                                               and Chief Financial Officer

                                        By:    /s/ Hans Wolfert
                                               ---------------------------------
                                        Name:  Hans Wolfert
                                        Title: Member of the Management Board
                                               and Chief Corporate Development
                                               Officer

Date: March 30, 2001